Item 77Q(e) - Copies of any New or Amended Registrant Investment Advisory Contracts




The following Amendment No. 1 to the Investment Advisory Contract between Federated Adjustable Rate U.S. Government Fund, Inc. (the "Fund") and Federated Investment Management Company (the "Adviser") was approved by the Board of Trustees of the Fund at their Regular Meeting on May 17, 2000:

"Paragraph 4 is deleted in its entirety and replaced with the following:

4. For all services rendered by Adviser hereunder, the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual gross investment advisory fee equal to
        0.40% of 1% of the average daily net assets of the Fund. Such fee shall be accrued and paid daily at the rate of 1/365th of 0.40% of 1% of the daily net assets of the Fund."

This amendment was executed by both parties on June 1, 2000.


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